April 20, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:      Mr. John Reynolds

                      Assistant Director

                      Office of Beverages, Apparel and Mining

Re:                Fairmount Santrol Holdings Inc.

                      Amendment No. 1 to

                      Form 10-K for Fiscal Year Ended December 31, 2017

                      Filed April 16, 2018

                      File No. 001-36670

Dear Mr. Reynolds:

We are filing this letter in response to comments received from the Staff of the Securities and Exchange Commission (the “Commission”) by letter dated April 18, 2018 with respect to the above-referenced filing of Fairmount Santrol Holdings Inc. (the “Company”). The numbering of the paragraphs below corresponds to the numbering of your letter, the text of which we have incorporated into this response letter for convenience.

Reserves, page 39

1.	We note your response to comment 1. As supplemental information and not as part of your filing please forward the information that establishes the economic feasibility of your reserves for your Kermit, Texas development stage project. This may include your cash flow analysis or other information that demonstrates reserve economics. You may ask to have this information returned by making a written request at the time it is furnished, as provided in Rule 12b-4 of the Exchange Act.

Response:

In response to the Staff’s comment, on April 20, 2018, the Company’s counsel provided the requested information to Mr. Coleman on a CD, formatted as Adobe PDF files. In accordance with Rule 12b-4 of the Exchange Act, such information is being provided together with a request that such information be returned promptly following completion of the Staff’s review thereof.

8834 Mayfield Road, Chesterland, Ohio 44026 Phone: 800.255.7263 Fax: 440.729.0265 www.fairmountminerals.com

2.	We note your response to comment 2 and we partially reissue the comment. Please disclose the average price assumptions used to determine the economic viability of the materials designated as mineral reserves.

Response:

In response to this comment, the Company will expand the disclosures it previously added to its Form 10-K in response to the Staff’s original comment by including the following:

“The underlying FOB mining facilities considered a range of average sales price assumptions for the last three years to estimate proven and probable reserves in accordance with the Commission’s definitions, which were $21/ton to $36/ton for our Proppant Solutions Segment and $32/ton to $33/ton for our I&R Segment.”

The range of average sales prices for the Proppant Solutions Segment is wider than the I&R Segment due to the decline in the Proppant Solutions market at the end of 2015 and continuing into 2016.

The Company will include the preceding quoted disclosure under Item 2 — Properties — Our Reserves in a second amendment to its Form 10-K for the fiscal year ended December 31, 2017 (the “Second Amendment”). The Company expects to file the Second Amendment on April 23, 2018.

Thank you for your assistance with this filing. If you have any questions or comments, please call me at your convenience at (440) 214-3243.

Very truly yours,

FAIRMOUNT SANTROL HOLDINGS INC.

By: /s/ Michael F. Biehl

Michael F. Biehl
Executive Vice President & Chief Financial Officer
Fax: 440-729-0265
Email: michael.biehl@fairmountsantrol.com

cc:	Gregory S. Harvey, Calfee, Halter & Griswold LLP

8834 Mayfield Road, Chesterland, Ohio 44026 Phone: 800.255.7263 Fax: 440.729.0265 www.fairmountminerals.com